eTelecare Global Solutions
Announces 2008 First-Quarter Financial Results
Quarterly Revenue Increases 18% to a Record $73.2 Million
Scottsdale, Ariz. — May 14, 2008 — eTelecare Global Solutions (NASDAQ: ETEL, PSE: ETEL), a leading provider of complex business process outsourcing (BPO) solutions, today announced its financial results for the first quarter ended March 31, 2008.
First-Quarter 2008 Highlights:
•	Record quarterly revenue of $73.2 million was 18% higher than in the same period a year ago.

•	Net income of $1.9 million, or $0.06 per diluted share, exceeded expectations.

•	Philippine revenue of $47.4 million was up 40% from the year-ago quarter.

•	Company affirms 2008 guidance of $300 million to $310 million in revenue and $16.0 million to $19.0 million in net income, or $0.50 to $0.60 in earnings per diluted share.
First-quarter 2008 revenue was $73.2 million compared to $62.1 million in the first quarter of 2007. Net income for the first quarter was $1.9 million, or $0.06 per diluted share on 30.4 million weighted average diluted shares outstanding, compared to net income of $5.2 million, or $0.21 per diluted share on 25.4 million weighted average diluted shares outstanding, in the comparable period a year ago.
“We are very pleased with the 18% growth in revenue, which points to the strong demand for our services as well as the success of our multi-shore business model,” said John Harris, president and chief executive officer. “With the implementation of a variety of operating initiatives aimed at improving profitability — in conjunction with ongoing investments in technology infrastructure and site expansion, now expected to continue through the second quarter — we anticipate improving margins and stronger revenue growth in the second half of the year.”
“With $42 million in cash and cash equivalents and almost $59 million in working capital at the end of the quarter, we have a strong balance sheet that is more than adequate to support the expansion of eTelecare’s business,” concluded Harris.
First quarter stock-based compensation expense was $795,000, substantially all of which was recorded under selling and administrative expenses.
Guidance
eTelecare currently expects that projected revenue for the second quarter of 2008 will be in the range of $72 million to $74 million, with net income of $1.5 million to $2.1 million, or $0.05 to $0.07 per diluted share.

eTelecare affirms that projected 2008 revenue will be in the range of $300 million to $310 million, with net income of $16.0 million to $19.0 million, or $0.50 to $0.60 per diluted share.
Conference Call
eTelecare will host a conference call today, May 14, 2008, to discuss first-quarter 2008 financial results and related information at 2:00 p.m. PDT (5:00 p.m. EDT). To participate in the teleconference, please call toll-free 877-627-6562 (or 719-325-4897 for international callers) approximately 10 minutes prior to the above start time. You may also listen to the teleconference live via the Internet at www.etelecare.com/ under the About Us/Investor Relations link. For those unable to attend, the Company’s Web site will host an archive of the call.
About eTelecare Global Solutions
Founded in 1999, eTelecare Global Solutions is a leading provider of business process outsourcing (BPO) focusing on the complex, voice and non-voice based segment of customer-care services. It provides a range of services, including technical support, customer service, sales, customer retention, chat and email from both onshore and offshore locations. Services are provided from delivery centers in the Philippines and in North America. Additional information is available at www.etelecare.com.
Cautionary Note Regarding Forward-Looking Statements
This press release and the related conference call contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions and strategies regarding the future. Words such as “anticipates,” “expects,” “believes,” “intends,” “plans,” “seeks,” “estimates” and similar expressions identify such forward-looking statements. These are statements that relate to future events and include, but are not limited to, statements related to our expected revenue and net income on an aggregate basis and per diluted share for 2008 and the second quarter of 2008, demand for our services and future growth, the impact to our operating performance as a result of investments in our infrastructure and the anticipated capacity of our facilities. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in these forward-looking statements. These risks and uncertainties include, but are not limited to, fluctuations in earnings, our ability to manage growth, intense competition in the industry including those factors which may affect our cost advantage, wage increases, our ability to attract and retain customer service associates and other highly skilled professionals, client concentration, the underlying success of our clients and the resulting impact of any adverse developments in our clients’ businesses including adverse litigation results, our ability to manage our international operations, fluctuations in the Philippine peso, reduced demand for technology in our key focus areas, a change in the public perception of outsourcing, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, withdrawal of governmental fiscal incentives, political instability, general economic conditions affecting our industry as well as other risks detailed from time to time in our SEC filings, including those described in the “Risk Factors” section in our Quarterly report on Form 10-Q filed with the U.S. SEC on May 14, 2008. You can locate these filings on the Investor Relations page of our website, http://investor.etelecare.com. Statements included in this release are based upon information known to eTelecare as of the date of this release, and eTelecare assumes no obligation to update information contained in this press release.

Contact:
Anh Huynh	Philip Bourdillon/Gene Heller
Director of Investor Relations	Silverman Heller Associates
888-362-1073	310-208-2550

eTelecare Global Solutions, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share and per share data)

	March 31,	December 31,
	2008	2007
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$41,924	$35,129
Trade and other receivables, net	48,694	47,092
Fair value of derivatives	—	3,529
Prepaid expenses and other current assets	4,834	5,067

Total current assets	95,452	90,817

Non-current assets:
Property and equipment, net	58,691	55,666
Goodwill	14,425	14,425
Other intangible assets, net	736	1,139
Other noncurrent assets	4,727	4,512

Total non-current assets	78,579	75,742

Total assets	$174,031	$166,559

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$9,281	$6,672
Accrued and other expenses	25,598	21,935
Fair value of derivatives	1,712	—
Current portion of:
Obligations under capital lease	47	145

Total current liabilities	36,638	28,752

Non-current liabilities:
Asset retirement obligations	2,058	2,019
Other non-current liabilities	2,668	2,749

Total non-current liabilities	4,726	4,768

Commitments and contingencies (Note 7)

Stockholders’ equity:
Capital stock, 2 Philippine Peso ($0.04 U.S.) par value, 65,000,000 shares authorized, 29,074,464 shares outstanding at March 31, 2008 and 28,979,218 outstanding at December 31, 2007	1,133	1,129
Additional paid-in capital	101,673	100,702
Retained earnings	31,029	29,158
Accumulated other comprehensive income (loss)	(1,168)	2,050

Total stockholders’ equity	132,667	133,039

Total liabilities and stockholders’ equity	$174,031	$166,559

eTelecare Global Solutions, Inc. and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share data)

	Three Months Ended March 31,
	2008	2007
	(Unaudited)
Service revenue	$73,247	$62,110
Cost and expenses:
Cost of services (exclusive of depreciation shown separately below)	54,160	42,535
Selling and administrative expenses	11,569	8,714
Depreciation and amortization	5,515	3,543

Total cost and expenses	71,244	54,792

Income from operations	2,003	7,318

Other income (expenses):
Interest expense and financing charges	(89)	(1,634)
Interest income	184	—
Foreign exchange gain (loss)	36	(262)
Other	(6)	183

Net other income (expenses)	125	(1,713)

Income before income tax provision	2,128	5,605

Income tax provision	257	392

Net income	$1,871	$5,213

Net income per share — basic	$0.06	$0.23

Net income per share — diluted	$0.06	$0.21

eTelecare Global Solutions, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Three Months Ended March 31,
	2008	2007
	(Unaudited)
Cash Flows from Operating Activities:
Net income	$1,871	$5,213
Adjustments for:
Depreciation and amortization	5,515	3,543
Provisions for:
Doubtful accounts	149	160
Stock compensation expense	795	421
Deferred taxes	(1,330)	—
Accretion of interest on asset retirement obligations	39	41
Loss on disposal of assets	8	330
Excess tax benefits from share-based payment arrangements	(2)	—
Change in:
Trade and other receivables	(1,751)	(7,116)
Prepaid expenses and other current assets	2,270	(1,902)
Trade accounts payable	2,497	(1,343)
Accrued and other expenses	1,787	2,033
Other non-current assets	53	(676)
Other non-current liabilities	(81)	221

Net cash provided by operating activities	11,820	925

Cash Flows from Investing Activities:
Purchase of property and equipment	(5,118)	(7,204)
Refundable deposits	(56)	—

Net cash used in investing activities	(5,174)	(7,204)

Cash Flows from Financing Activities:
Proceeds from:
Revolving line of credit	—	71,685
Payments for:
Revolving line of credit	—	(63,402)
Long-term debt	—	(1,000)
Obligations under capital lease	(98)	(221)
Offering costs	—	(290)
Excess tax benefits from share-based payment arrangements	2	—
Proceeds from stock option and warrant exercises	245	8

Net cash provided by financing activities	149	6,780

Net increase in cash and cash equivalents	6,795	501
Cash and cash equivalents at beginning of period	35,129	690

Cash and cash equivalents at end of period	$41,924	$1,191

	Three Months Ended March 31,
	2008	2007
	(Unaudited)
Supplemental Cash Flow Information
Supplemental information for non-cash investing activity:
Accrued capital expenditures in accounts payable	6,160	4,003
Asset retirement obligation recognized	—	184
Supplemental information for non-cash financing activities:
Proceeds from initial stock offering		69,052